SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2024

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.

(Exact name of registrant as specified in its charter)

America Mobile

(Translation of Registrant´s name into English)

Lago Zurich 245

Plaza Carso / Edificio Telcel

Colonia Ampliación Granada

Alcaldía Miguel Hidalgo,

11529, Mexico City, Mexico

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

Mexico City - América Móvil, S.A.B. de C.V. (“América Móvil”) [BMV: AMX] [NYSE: AMX, AMOV], announced today its financial and operating results for the third quarter of 2024.

•	We added 1.8 million subscribers in the third quarter, including 1.4 million postpaids. Brazil contributed with 291 thousand and Colombia with 159 thousand.

•	Our prepaid platform registered 468 thousand net additions, mostly from Colombia , Eastern Europe and Argentina, with 251 thousand, 213 thousand and 200 thousand, respectively.

•	In the fixed-line segment we connected 327 thousand new broadband accesses, with Mexico adding 116 thousand, followed by Brazil with 59 thousand, and Argentina with 44 thousand.

•

Third-quarter revenue totaled 223 billion pesos, with service revenue expanding 11.3% year-on-year in Mexican peso terms partly reflecting the year-on-year depreciation of the Mexican peso vs. the currencies in our region of operations except for the Brazilian real. At constant exchange rates service revenue rose 5.5%, an improvement on the 4.7% rate posted the prior quarter.

•	Mobile service revenue posted its best performance in over a year, along with the postpaid segment, recording annual growth rates of 5.2% and 6.3% at constant exchange rates, respectively.

•

On the fixed-line platform service revenue increased by 5.9% at constant exchange rates. Corporate networks and broadband revenue were up 10.1% and 7.4%, respectively, on the strength of our networks and commercial efforts.

•

EBITDA increased by 11.9% in Mexican peso terms and 6.3% at constant exchange rates. Adjusted for one-offs, primarily from tower sales, EBITDA was up 7.3% reflecting the greater operating leverage stemming from our revenue expansion.

•	We posted a net profit of 6.4 billion pesos in the quarter helped along by a 14.2% increase in our operating profit and a 4.8% reduction in comprehensive financing costs.

•

In the nine months through September our net financing, 19.7 billion pesos, coupled with our operating cash flow, allowed us to cover 86.7 billion pesos in capital expenditures, 32.9 billion pesos in shareholder distributions—split almost evenly between share buy-backs and dividend payments—and 23.7 billion pesos in labor obligations.

•	At the end of September, our net debt—excluding leases—stood at 433 billion pesos, and represented a net debt-to-EBITDAaL ratio of 1.34 times.

Content
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América
Móvil
Consolidated

Mexico

Brazil

Colombia

Other South
America

Central
America and The
Caribbean

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Rates

Appendix

Glossary

We will host our conference call to discuss 3Q24 financial and operating results on October 16th at 9:00 am Mexico City time. To access the call please log on to www.americamovil.com/investors

América Móvil Fundamentals

	3Q24	3Q23

Earnings per Share (Mex$)(1)	0.10	0.03

Earning per ADR (US$)(2)	0.11	0.04

EBITDA per Share (Mex$)(3)	1.45	1.27

EBITDA per ADR (US$)	1.54	1.49

Net Income (millions of Mex$)	6,427	2,028

Average Shares Outstanding (billion)	61.5	63.1

Shares Outstanding End of Period (billion)	61.4	62.9

(1) Net Income / Average Shares Outstanding

(2) 20 shares per ADR

(3) EBITDA / Average Shares Outstanding

América Móvil’s Subsidiaries as of September 2024

Country	Brand	Main Activity	Equity

Mexico	Telcel	wireless	100.0%

	Telmex	wireline	100.0%

Argentina	Claro	wireless/wireline	100.0%

Austria	A1	wireless/wireline	60.2%

	EuroTeleSites	towers	57.0%

Brazil	Claro	wireless/wireline	99.6%

Colombia	Claro	wireless/wireline	99.4%

Costa Rica	Claro	wireless/wireline	100.0%

The Dominican Republic	Claro	wireless/wireline	100.0%

Ecuador	Claro	wireless/wireline	100.0%

El Salvador	Claro	wireless/wireline	95.8%

Guatemala	Claro	wireless/wireline	99.3%

Honduras	Claro	wireless/wireline	100.0%

Nicaragua	Claro	wireless/wireline	99.6%

Paraguay	Claro	wireless/wireline	100.0%

Peru	Claro	wireless/wireline	100.0%

Puerto Rico	Claro	wireless/wireline	100.0%

Uruguay	Claro	wireless	100.0%

Other Stakeholdings

Country	Brand	Main Activity	Equity

Chile	Claro/VTR	wireless/wireline	50.0%

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Consolidated

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Appendix

Glossary

Note

The reported figures for Argentina corresponding to the third quarter of 2024 are presented in accordance with IAS29 reflecting the effects of inflationary accounting as the Argentinean economy is deemed to be hyperinflationary. All comparisons at constant exchange rates for América Móvil’s consolidated figures will exclude Argentina to ensure consistency.

Relevant Events

Consolidation of ClaroVTR

On October 3rd, we received approval from the National Economic Prosecutor’s Office of the Republic of Chile (Fiscalía Nacional Económica) to take control of ClaroVTR, currently a 50:50 joint venture with Liberty Latin America. AMX will consolidate ClaroVTR from October 31st, 2024, upon the conversion into equity of AMX’s outstanding loans to ClaroVTR. Upon this capitalization, AMX will hold approximately a 91% ownership interest in ClaroVTR.

MSCI ESG Ratings upgrades AMX to “A”

On August 20th, MSCI ESG Ratings upgraded América Móvil’s rating to “A” from “BBB” as a result of the company’s sustainability efforts and, in particular, progress made in cybersecurity practices and data privacy policies across our operations, as well as improvements in corporate governance. This marks the third ratings upgrade by MSCI in three years.

Access Lines

1.4M postpaid net adds

In the third quarter we added 1.8 million subscribers, of which 1.4 million were postpaid. Brazil contributed 291 thousand, Colombia 159 thousand, and Mexico 108 thousand postpaid subscribers. Our prepaid segment obtained 468 thousand net additions, led by Colombia with 251 thousand, Eastern Europe with 213 thousand and Argentina with 200 thousand, but registered 343 thousand disconnections in Brasil and 136 thousand in Mexico. As of September our wireless subscriber base reached 315.8 million, including 126 million postpaid clients. Our postpaid base increased 5.9% year-on-year and our prepaid base 1.4%

327k new broadband accesses

In the fixed-line segment we connected 327 thousand broadband accesses: 116 thousand in Mexico, 59 thousand in Brazil and 44 thousand in Argentina. However, we disconnected 83 thousand voice lines and 30 thousand PayTV units. We ended the quarter with 74.6 million RGUs, that comprise 33.2 million broadband accesses, 12.8 million PayTV clients, and 28.5 million landlines. Fixed-broadband accesses rose 5.2%.

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Appendix

Glossary

Wireless subscribers as of September 2024

Total(1) (Thousands)

Country	Sep ’24	Jun ’24	Var. %	Sep ’23	Var. %

Argentina, Paraguay and Uruguay	28,840	28,531	1.1%	27,614	4.4%

Austria(2)	11,320	10,887	4.0%	9,917	14.1%

Brazil	88,276	88,328	-0.1%	85,032	3.8%

Central America	16,969	16,786	1.1%	16,947	0.1%

The Caribbean	7,836	7,743	1.2%	7,525	4.1%

Colombia	40,597	40,187	1.0%	38,701	4.9%

Eastern Europe	15,347	15,062	1.9%	15,215	0.9%

Ecuador	9,689	9,610	0.8%	9,361	3.5%

Mexico	84,171	84,199	0.0%	83,417	0.9%

Peru	12,772	12,662	0.9%	12,447	2.6%

Total Wireless Lines	315,816	313,995	0.6%	306,176	3.1%

(1) Includes total subscribers of all companies in which América Móvil holds an economic interest; does not consider the date in which the companies started being consolidated.

(2) Includes A1 Digital M2M subscribers.

Fixed-Line and Other Accesses (RGUs) as of September 2024

Total(1) (Thousands)

Country	Sep ’24	Jun ’24	Var. %	Sep ’23	Var. %

Argentina, Paraguay and Uruguay	3,930	3,825	2.7%	3,417	15.0%

Austria	2,754	2,782	-1.0%	2,872	-4.1%

Brazil	22,509	22,697	-0.8%	23,262	-3.2%

Central America	5,120	5,027	1.8%	4,834	5.9%

The Caribbean	2,829	2,827	0.1%	2,768	2.2%

Colombia	9,561	9,521	0.4%	9,413	1.6%

Eastern Europe	3,539	3,501	1.1%	3,378	4.7%

Ecuador	579	560	3.4%	555	4.3%

Mexico	21,815	21,724	0.4%	20,999	3.9%

Peru	1,948	1,904	2.3%	1,951	-0.2%

Total RGUs	74,582	74,368	0.3%	73,449	1.5%

(1) Fixed Line, Broadband and Television (Cable & DTH).

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Appendix

Glossary

Broadband accesses as of September 2024

Total(1) (Thousands)

Country	Sep ’24	Jun ’24	Var. %	Sep ’23	Var. %

Argentina, Paraguay and Uruguay	1,639	1,587	3.3%	1,390	17.9%

Austria	1,258	1,268	-0.8%	1,288	-2.3%

Brazil	10,204	10,145	0.6%	9,930	2.8%

Central America	1,645	1,603	2.6%	1,515	8.5%

The Caribbean	1,076	1,073	0.3%	1,036	3.8%

Colombia	3,421	3,406	0.4%	3,360	1.8%

Eastern Europe	1,511	1,493	1.2%	1,425	6.0%

Ecuador	344	333	3.3%	313	10.0%

Mexico	11,077	10,962	1.1%	10,324	7.3%

Peru	1,048	1,027	2.0%	992	5.6%

Total Broadband Accesses	33,224	32,897	1.0%	31,573	5.2%

(1) Includes total subscribers of all companies in which América Móvil holds an economic interest; does not consider the date in which the companies started being consolidated.

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Appendix

Glossary

América Móvil Consolidated Results

Interest rates in the U.S. and several other countries continued their downward trend in the third quarter, with 10-year U.S. Treasury yields falling 85 basis points from the beginning of the quarter through mid-September to a low of 3.61%. The decline was driven by concern about the cooling U.S. economy and its corresponding impact on the labor market. It prompted the Fed to finally declare its first discount-rate reduction in 2.5 years—a period in which it brought about a five percentage point increase in such rate to 5.25%. By the end of the third quarter 10-year yields had bounced back to under 3.8%. Shortly after the end of the quarter they had risen above 4% on the back of unexpectedly strong non-farm payroll numbers for September, wiping out half of the reduction that had taken place through mid-September. Throughout the quarter central-bank discount rates fell by 50 basis points in Mexico and Peru, one percentage point in Colombia and 25 basis points in Chile, but were going up once again in Brazil, by 25 basis points.

Third quarter revenue totaled 223 billion pesos, with service revenue expanding 11.3% in Mexican peso terms, partly reflecting the depreciation of the Mexican peso vs. most of the currencies in our region of operations—with the notable exception of the Brazilian real—relative to the year-earlier quarter: approximately 10% vs. both the dollar and the euro, 8% vs. the Colombian peso and 12% vs the Peruvian sol. At constant exchange rates service revenue was up 5.5% year-on-year, an improvement on the 4.7% rate observed the prior quarter.

Mobile service revenue growth accelerated somewhat from the prior quarter to 5.2%, posting its best performance in over a year on the back of postpaid revenue growth. On the fixed-line space broadband revenue decelerated slightly from the prior quarter, to 7.4%, whereas corporate networks revenue growth, at 10.1%, was faster than in the precedent quarter.

Brazil and Colombia continued their trend over the last year of posting improved revenue growth every quarter. Central America presented better growth rates than in the precedent two quarters while Mexico and Peru maintained their pace.

Third quarter EBITDA came in at 89.4 billion pesos, an 11.9% increase over the year-earlier quarter in Mexican peso terms and 6.3% at constant exchange rates. Adjusted for one-offs associated mainly with tower sales, EBITDA was up 7.3%, its second fastest pace in at least five quarters.

Our operating profit reached 47.4 billion pesos. It was up 14.2% in Mexican peso terms and 10% at constant exchange rates. Adjusted for one-offs as mentioned above, our operating profit increased 12.1% at constant exchange rates.

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Appendix

Glossary

We posted a net profit of 6.4 billion pesos in the quarter, nearly trebling the one obtained a year before. It was equivalent to 10 pesos cents per share or 11 dollar cents per ADR. It came about on the back of a higher operating profit, as mentioned above, but also as comprehensive financing costs came down 4.8% relative to the same period of 2023, to 28.3 billion pesos.

Our net debt ended September at 433 billion pesos, having increased by 47.3 billion pesos relative to December 2023, partly reflecting the impact of the depreciation of the Mexican peso on our non-peso financial obligations. In cash flow terms our net debt increased by 19.7 billion pesos. In the nine months to September, our capital expenditures totaled 86.7 billion pesos, shareholder distributions 32.9 billion pesos—split almost evenly between share buy-backs and dividend payments—and reduced labor obligations in the amount of 23.7 billion pesos. Our net debt excluding leases to EBITDAaL ratio ended September at 1.34x LTM EBITDA.

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Appendix

Glossary

América Móvil’s Income Statement Millions of Mexican pesos

	3Q24	3Q23	Var.%	Jan-Sep 24	Jan-Sep 23	Var.%

Service Revenue	188,170	169,052	11.3%	534,198	507,310	5.3%

Equipment Revenue	32,247	31,105	3.7%	90,260	93,441	-3.4%

Other Revenue	3,041	3,685	-17.5%	7,822	14,549	-46.2%

Total Revenue	223,458	203,842	9.6%	632,280	615,300	2.8%

Cost of Service	56,611	51,989	8.9%	160,684	155,144	3.6%

Cost of Equipment	28,125	27,120	3.7%	77,856	82,035	-5.1%

Selling, General & Administrative Expenses	47,364	43,189	9.7%	135,654	131,043	3.5%

Others	1,937	1,648	17.5%	4,966	5,775	-14.0%

Total Costs and Expenses	134,036	123,947	8.1%	379,160	373,997	1.4%

EBITDA	89,422	79,896	11.9%	253,120	241,303	4.9%

% of Total Revenue	40.0%	39.2%		40.0%	39.2%

Adjusted EBITDA(1)	89,154	78,898	13.0%	252,596	235,704	7.2%

% of Total Revenue	39.9%	38.9%		40.0%	38.8%

Depreciation & Amortization	41,979	38,353	9.5%	119,411	115,327	3.5%

EBIT	47,443	41,543	14.2%	133,709	125,976	6.1%

% of Total Revenue	21.2%	20.4%		21.1%	20.5%

Net Interest Expenses	11,464	8,811	30.1%	34,410	25,650	34.2%

Other Financial Expenses	-7,722	8,674	-189.0%	-10,541	21,313	-149.5%

Foreign Exchange Loss	24,582	12,255	100.6%	58,373	-15,494	n.m.

Comprehensive Financing Cost (Income)	28,323	29,740	-4.8%	82,241	31,469	161.3%

Income & Deferred Taxes	9,622	6,350	51.5%	25,061	29,113	-13.9%

Net Income before Minority Interest and Equity Participation in Results of Affiliates	9,498	5,453	74.2%	26,407	65,394	-59.6%

Equity Participation in Results of Affiliates	-1,647	-2,119	22.3%	-4,372	-3,731	-17.2%

Minority Interest	-1,424	-1,306	-9.0%	-3,207	-3,614	11.3%

Net Income	6,427	2,028	216.8%	18,828	58,049	-67.6%

(1) Adjusted for extraordinary items, particularly the sale of towers in 2023 by Claro Peru, Claro Dominicana and Telmex; and a portion in 2024 by Telmex.

n.m. Not meaningful.

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Appendix

Glossary

Balance Sheet - América Móvil Consolidated(1) Millions of Mexican Pesos

	Sep ‘24	Dec ‘23	Var.%		Sep ‘24	Dec ‘23	Var.%

Current Assets				Current Liabilities

Cash, Marketable Securities & Other Short Term Investments	82,809	100,353	-17.5%	Short Term Debt	114,542	160,964	-28.8%

Accounts Receivable	238,578	208,248	14.6%	Lease-Related Debt(2)	34,627	24,375	42.1%

Other Current Assets	20,140	12,294	63.8%	Accounts Payable	143,045	147,904	-3.3%

Inventories	25,247	19,272	31.0%	Other Current Liabilities	215,879	182,003	18.6%

	366,774	340,167	7.8%		508,092	515,246	-1.4%

Non Current Assets				Non Current Liabilities

Plant & Equipment, gross	1,473,858	1,233,364	19.5%	Long Term Debt	428,167	339,713	26.0%

-Depreciation	788,546	604,713	30.4%	Lease-Related Debt(2)	178,796	100,794	77.4%

Plant & Equipment, net	685,312	628,651	9.0%	Other Liabilities	193,816	186,730	3.8%

Rights of Use(2)	199,867	113,568	76.0%		800,779	627,238	27.7%

Investments in Affiliates and Other Investments	37,138	29,295	26.8%

Deferred Assets

Goodwill (Net)	157,305	146,079	7.7%

Intangible Assets	144,603	121,499	19.0%	Shareholder’s Equity	477,026	421,702	13.1%

Deferred Assets	194,898	184,927	5.4%

Total Assets	1,785,897	1,564,186	14.2%	Total Liabilities and Equity	1,785,897	1,564,186	14.2%

(1) Includes current portion of Long Term Debt.

(2) Renewal of a 10-year contract between Telcel and Telesites.

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Appendix

Glossary

Mexico

108k postpaid gains & 116k new broadband accesses

We added 108 thousand postpaid subscribers in the third quarter and disconnected 136 thousand prepaids to finish September with 84.2 million subscribers. On the fixed-line platform we obtained 116 thousand new broadband accesses but disconnected 25 thousand landlines.

Fixed-line service revenue +5.7% YoY

Our Mexican revenue totaled 83.8 billion pesos for the quarter, a 2.3% year-on-year increase, driven by 4.4% growth in service revenue. Fixed-line service revenue expanded by 5.7%, buoyed by a 12.8% jump in corporate networks revenue as Telmex continues to make inroads in IT solutions, particularly in cloud services and cybersecurity. Additionally, broadband revenue rose by 6.4%, thanks to continued commercial efforts to provide value offers with high-speed fiber access and attractive content from our streaming partners. Mobile service revenue climbed by 3.8%, with both prepaid and postpaid revenue growth remaining steady from the prior quarter.

EBITDA +5.4% YoY

Operating leverage allowed for EBITDA to increase by 5.4% year-on-year to 35.1 billion pesos. The EBITDA margin improved by 1.2 percentage points from the year-earlier quarter, reaching 41.9%. Adjusted for Telmex tower sales in both periods, EBITDA was up 7.7%. Our operating profit increased by 8.4% year-on-year.

INCOME STATEMENT - Mexico Millions of MxP

	3Q24	3Q23	Var.%	Jan-Sep 24	Jan-Sep 23	Var.%

Total Revenue(1)	83,796	81,904	2.3%	248,173	239,970	3.4%

Total Service Revenue	65,382	62,637	4.4%	195,815	185,876	5.3%

Wireless Revenue	60,331	59,626	1.2%	178,995	175,593	1.9%

Service Revenue	44,563	42,931	3.8%	133,214	127,444	4.5%

Equipment Revenue	15,768	16,695	-5.6%	45,781	48,149	-4.9%

Fixed Line Revenue(2)	20,902	19,817	5.5%	62,822	58,742	6.9%

Other Revenue	2,563	2,461	4.2%	6,357	5,636	12.8%

EBITDA	35,138	33,327	5.4%	105,767	97,989	7.9%

% total revenue	41.9%	40.7%		42.6%	40.8%

Adjusted EBITDA(3)	34,871	32,390	7.7%	105,243	97,053	8.4%

% total revenue	41.7%	40.0%		42.5%	40.6%

EBIT	26,732	24,654	8.4%	80,632	72,385	11.4%

% total revenue	31.9%	30.1%		32.5%	30.2%

(1) Revenue reflects eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions.

(2)Includes equipment revenue.

(3) Adjusted for the sale of towers in Telmex in 2024 and 2023.

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Appendix

Glossary

  Mexico Operating Data

	3Q24	3Q23	Var.%

Wireless Subscribers (thousands)	84,171	83,417	0.9%

Postpaid	15,310	14,889	2.8%

Prepaid	68,860	68,527	0.5%

ARPU (MxP)	177	173	2.6%

Churn (%)	3.2%	3.1%	0.1

Revenue Generating Units (RGUs)(1)	21,815	20,999	3.9%

Fixed Lines	10,737	10,675	0.6%

Broadband	11,077	10,324	7.3%

(1) Fixed Line and Broadband.

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Appendix

Glossary

Brazil

291k postpaid net adds & 59k new broadband accesses

In the third quarter, we gained 291 thousand postpaid subscribers in Brazil but disconnected 343 thousand prepaid subscribers as part of a clean-up. Our wireless base ended September with 88.3 million clients. On the fixed-line platform, we added 59 thousand broadband accesses and disconnected 92 thousand PayTV suscriptions—the smallest disconnection in two years—finishing the quarter with 22.5 million RGUs.

Fixed-line service revenue +4.1%, best performance in eight years

Revenue totaled 12.3 billion reais, up 7.4% year-on-year, with service revenue expanding 7.2%. Mobile service revenue increased 9.8%, the fastest pace in over a year, driven by a 12.5% growth in postpaid revenue. Fixed-line service revenue grew 4.1%, its best performance in eight years, with both corporate networks and broadband revenue rising approximately 9%, also the fastest pace in over a year. PayTV revenue declined 3.7%, the smallest reduction in seven years. Claro continues to leverage its strong commercial offering, capitalizing on its network, data-center infrastructure, distribution, and customer care to benefit clients in both residential and corporate segments.

EBITDA +13.2% YoY

EBITDA jumped 13.2% year-on-year in the third quarter to 5.4 billion reais, with the EBITDA margin increasing by 2.3 percentage points to 43.9% due to greater operating leverage from strong revenue growth in both the fixed-line and mobile platforms. Our operating profit surged by 35.9% to 2.3 billion reais.

  INCOME STATEMENT - Brazil Millions of BrL

	3Q24	3Q23	Var.%	Jan-Sep 24	Jan-Sep 23	Var.%

Total Revenue(1)	12,339	11,489	7.4%	36,112	33,930	6.4%

Total Service Revenue	11,711	10,924	7.2%	34,351	32,381	6.1%

Wireless Revenue	7,224	6,526	10.7%	21,013	19,133	9.8%

Service Revenue	6,619	6,030	9.8%	19,304	17,693	9.1%

Equipment Revenue	606	496	22.0%	1,709	1,440	18.7%

Fixed Line Revenue(2)	5,104	4,894	4.3%	15,059	14,688	2.5%

EBITDA	5,416	4,784	13.2%	15,692	14,000	12.1%

% total revenue	43.9%	41.6%		43.5%	41.3%

EBIT	2,291	1,686	35.9%	6,281	4,786	31.2%

% total revenue	18.6%	14.7%		17.4%	14.1%

(1) Revenue reflects eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue includes other revenue.

(2) Includes equipment revenue.

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Glossary

  Brazil Operating Data

	3Q24	3Q23	Var.%

Wireless Subscribers (thousands)	88,276	85,032	3.8%

Postpaid	53,242	49,698	7.1%

Prepaid	35,035	35,334	-0.8%

ARPU (BrL)	25	24	4.8%

Churn (%)	2.6%	2.5%	0.1

Revenue Generating Units (RGUs)(1)	22,509	23,262	-3.2%

Fixed Lines	7,506	8,041	-6.6%

Broadband	10,204	9,930	2.8%

PayTV	4,798	5,291	-9.3%

(1) Fixed Line, Broadband and Television. The number of Pay TV units has been adjusted to the criteria by which we report to the local regulator.

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Glossary

Colombia

410k wireless net adds

After 410 thousand net additions, our wireless subscriber base finished September with 40.6 million, a 4.9% year-on-year increase. Postpaid net additions totaled 159 thousand and led to a 5.4% increase in our postpaid base, thereby outpacing prepaid growth. On the fixed-line platform we gained 40 thousand fixed-line RGUs: 19 thousand landlines, 15 thousand broadband accesses, and six thousand PayTV subscriptions. We ended the quarter with 9.6 million fixed-line RGUs, 1.6% more than last year.

Service revenue +4.5% YoY

Third quarter revenue rose 4.5% from the year-earlier quarter to 3.9 trillion Colombian pesos, matching the increase in service revenue. It was the highest growth rate in three years. Mobile service revenue growth accelerated from 2.5% in the prior quarter to 4.0% in the current period. The primary driver was the prepaid segment, which experienced a revenue increase of 4.1%, up from 1.8% in the second quarter. Fixed-line service revenue growth also showed improvement, increasing 5.2%, compared to 3.4% in the previous quarter. Broadband and PayTV revenue had their best performance in at least four quarters.

EBITDA +4.1% YoY

Claro’s EBITDA increased 4.1% year-over-year to 1.6 trillion Colombian pesos. The EBITDA margin for the period stood at 42.2% of revenue, practically flat from a year before.

  INCOME STATEMENT - Colombia Billions of COP

	3Q24	3Q23	Var.%	Jan-Sep 24	Jan-Sep 23	Var.%

Total Revenue(1)	3,905	3,739	4.5%	11,534	11,269	2.4%

Total Service Revenue	2,999	2,871	4.5%	8,903	8,657	2.8%

Wireless Revenue	2,620	2,491	5.2%	7,690	7,554	1.8%

Service Revenue	1,787	1,719	4.0%	5,271	5,153	2.3%

Equipment Revenue	833	772	7.9%	2,419	2,401	0.7%

Fixed Line Revenue(2)	1,242	1,181	5.2%	3,711	3,578	3.7%

EBITDA	1,646	1,581	4.1%	4,777	4,696	1.7%

% total revenue	42.2%	42.3%		41.4%	41.7%

EBIT	734	763	-3.8%	2,157	2,360	-8.6%

% total revenue	18.8%	20.4%		18.7%	20.9%

(1) Revenue reflects eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue includes other revenue.

(2)Includes equipment revenue.

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Glossary

Colombia Operating Data

	3Q24	3Q23	Var.%

Wireless Subscribers (thousands)(1)	40,597	38,701	4.9%

Postpaid	10,684	10,134	5.4%

Prepaid	29,913	28,567	4.7%

ARPU (COP)	14,831	14,942	-0.7%

Churn (%)	3.0%	3.4%	(0.4)

Revenue Generating Units (RGUs)(2)	9,561	9,413	1.6%

(1) Due to differences in the policy for accounting active subscribers, the figures in this report are different from those published by the Ministry of Communications of Colombia (MinTIC).

(2) Fixed Line, Broadband and Television.

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Glossary

Peru

110k wireless net adds

Net additions of 110 thousand subscribers in the third quarter, most of them postpaid, brought our wireless subscriber base to 12.8 million, a 2.6% increase from last year. Additionally, we connected 21 thousand broadband accesses, 20 thousand landlines, and three thousand PayTV subscriptions. At the end of September, fixed-line RGUs stood at 1.9 million.

Service revenue +5.5% YoY

Third-quarter revenue totaled 1.7 billion soles, up 4.1% compared to the same period a year before. Service revenue increased 5.5%, with mobile service revenue growing in line and fixed-line service revenue rising 5.8% buoyed by corporate networks revenue that jumped 33.5%.

EBITDA margin at 37.9% of revenue

EBITDA of 640 million soles was 6.9% higher than that of the same period of the prior year, with the EBITDA margin climbing one percentage point to 37.9%. The annual comparison is affected by extraordinary revenue booked in 2023 associated with the sale of tower assets; adjusting for this effect, EBITDA increased 14.6%.

INCOME STATEMENT - Peru Millions of Soles

	3Q24	3Q23	Var.%	Jan-Sep 24	Jan-Sep 23	Var.%

Total Revenue(1)	1,690	1,624	4.1%	4,935	5,623	-12.2%

Total Service Revenue	1,303	1,235	5.5%	3,850	3,644	5.6%

Wireless Revenue	1,357	1,250	8.5%	3,942	3,822	3.1%

Service Revenue	980	929	5.5%	2,884	2,744	5.1%

Equipment Revenue	377	321	17.4%	1,057	1,078	-1.9%

Fixed Line Revenue(2)	323	306	5.8%	965	900	7.2%

Other Revenue	10	68	-85.2%	28	901	-96.8%

EBITDA	640	599	6.9%	1,863	2,349	-20.7%

% total revenue	37.9%	36.9%		37.8%	41.8%

Adjusted EBITDA(3)	640	558	14.6%	1,863	1,700	9.6%

% total revenue	37.9%	35.7%		37.8%	35.9%

EBIT	311	280	11.1%	879	1,374	-36.0%

% total revenue	18.4%	17.2%		17.8%	24.4%

(1) Revenue reflects eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions.

(2) Includes equipment revenue.

(3) Adjusted for the sale of towers in 2023.

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Glossary

Peru Operating Data

	3Q24	3Q23	Var.%

Wireless Subscribers (thousands)	12,772	12,447	2.6%

Postpaid	6,279	5,908	6.3%

Prepaid	6,493	6,539	-0.7%

ARPU (Sol)	26	25	2.4%

Churn (%)	4.1%	4.2%	(0.2)

Revenue Generating Units (RGUs)(1)	1,948	1,951	-0.2%

(1) Fixed Line, Broadband and Television.

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Glossary

Ecuador

Ecuador is still facing significant economic challenges, including a slowdown in economic growth due to rising insecurity, disruptions in oil production and climate-related events. The country is struggling with liquidity constraints, a large financing shortfall and an energy crisis, primarily due to a severe drought that has led to power cuts across the country.

79k wireless net adds

Despite this challenging scenario, Claro has made concerted efforts for customers to remain connected even during service interruptions and stayed commercially active. Mobile net additions increased from a year before to 79 thousand new subs, most of them prepaids, to finish the quarter with 9.7 million subs. Mobile connectivity has been a lifeline amid power-cuts which often interrupt broadband access. Still, our commercial efforts allowed us to connect 11 thousand new broadband accesses and fixed-line RGUs stood at 579 thousand at the end of September.

EBITDA margin at 49% of revenue

Revenue declined 2.3% over the year to 253 million dollars, as service revenue fell 1.5% on the back of mobile revenue contracting 1.9%. Fixed-line service revenue was up 1.6%, albeit from a small base. The quarter’s EBITDA, 124 million dollars, was down 1.4% from a year before, but the EBITDA margin increased 40 basis points in the period, to 49.0%.

INCOME STATEMENT - Ecuador Millions of Dollars

	3Q24	3Q23	Var.%	Jan-Sep 24	Jan-Sep 23	Var.%

Total Revenue(1)	253	259	-2.3%	764	779	-1.9%

Total Service Revenue	225	228	-1.5%	677	683	-0.9%

Wireless Revenue	226	231	-2.3%	679	697	-2.6%

Service Revenue	198	202	-1.9%	597	604	-1.2%

Equipment Revenue	27	29	-5.1%	82	93	-11.3%

Fixed Line Revenue(2)	27	27	-0.5%	81	80	0.5%

EBITDA	124	126	-1.4%	371	376	-1.5%

% total revenue	49.0%	48.6%		48.5%	48.3%

EBIT	69	70	-1.5%	206	210	-1.6%

% total revenue	27.1%	26.9%		27.0%	26.9%

(1) Revenue reflects eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue includes other revenue.

(2) Includes equipment revenue.

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Ecuador Operating Data

	3Q24	3Q23	Var.%

Wireless Subscribers (thousands)	9,689	9,361	3.5%

Postpaid	2,274	2,268	0.3%

Prepaid	7,416	7,093	4.5%

ARPU (US$)	7	7	-5.2%

Churn (%)	2.8%	3.1%	(0.3)

Revenue Generating Units (RGUs)(1)	579	555	4.3%

(1) Fixed Line, Broadband and Television.

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Glossary

Argentina

For comparison purposes all comments in this section related to annual variations of the presented period for Argentina refer to figures in constant peso terms, that is, adjusted for inflation in accordance to NIC 29. Information for Uruguay and Paraguay is not presented in the table.

276k wireless net adds

We added 276 thousand wireless subscribers in the third quarter, of which 76 thousand were contract clients, ending the period with 25.6 million wireless subs, 4.5% more than a year before. On the fixed-line platform we obtained 100 thousand RGUs, including 44 thousand broadband accesses and 11 thousand PayTV clients, to reach a total of 3.6 million RGUs, 15.7% more than in September 2023.

Service revenue +17.2% YoY

Our third quarter revenue totaled 493.7 billion Argentinean pesos, marking a 10.0% year-on-year increase in real terms. Service revenue growth accelerated to 17.2%, compared to 9.3% in the second quarter and -9.0% in the first quarter. This acceleration stems from eased inflationary pressures that allowed mobile service revenue to pick up from 5.6% in the previous quarter to 13.7% in the current period. The biggest swing comes from the prepaid segment, in which revenue increased 11.9%, following a 17.9% decline in the prior quarter. Fixed-line service revenue jumped 33.3% on the back of our continued fiber-optic rollout and strong commercial activity. Broadband revenue soared 50.7% in the period and PayTV revenue 38.4%.

EBITDA +11.7% YoY

The quarter’s EBITDA, reflecting revenue improvement and better cost management amid declining inflation, expanded by 11.7% year-on-year. The EBITDA margin was equivalent to 39.5% of revenue, 60 basis points higher than that of a year before.

INCOME STATEMENT - Argentina Millions of Constant ARS as of September 2024

	3Q24	3Q23	Var.%	Jan-Sep 24	Jan-Sep 23	Var.%

Total Revenue(1)	493,726	449,033	10.0%	1,355,878	1,380,778	-1.8%

Total Service Revenue	429,698	366,543	17.2%	1,177,876	1,109,691	6.1%

Wireless Revenue	405,635	382,200	6.1%	1,116,415	1,189,376	-6.1%

Service Revenue	342,084	300,810	13.7%	939,698	920,754	2.1%

Equipment Revenue	63,550	81,391	-21.9%	176,717	268,622	-34.2%

Fixed Line Revenue(2)	87,614	65,734	33.3%	238,178	188,937	26.1%

EBITDA	195,006	174,508	11.7%	529,556	545,019	-2.8%

% total revenue	39.5%	38.9%		39.1%	39.5%

EBIT	174,759	148,760	17.5%	471,861	456,344	3.4%

% total revenue	35.4%	33.1%		34.8%	33.0%

(1) Revenue reflects eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue includes other revenue.

(2) Includes equipment revenue.

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Argentina Operating Data

	3Q24	3Q23	Var.%

Wireless Subscribers (thousands)	25,621	24,526	4.5%

Postpaid	9,525	9,324	2.2%

Prepaid	16,097	15,202	5.9%

ARPU (ARS)	4,332	1,187	265.0%

Churn (%)	1.4%	1.4%	(0.0)

Revenue Generating Units (RGUs)(1)	3,571	3,087	15.7%

(1) Fixed Line, Broadband and Television.

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Glossary

Central America

182k wireless net adds

Our operations added 182 thousand mobile subscribers—including 62 thousand postpaid clients—bringing the base to nearly 17 million subs. On the fixed-line platform we connected 93 thousand units, including 42 thousand broadband accesses and 28 thousand PayTV subscriptions.

Service revenue +8.9% YoY

Revenue increased 7.5% year-on-year to 668 million dollars, with service revenue rising by 8.9%. Mobile service revenue growth accelerated from 10.1% in the prior quarter to 11.4% in the current period, as prepaid service revenue picked up its pace. On the fixed-line platform service revenue increased 3.9% led by broadband revenue that expanded 8.6% and corporate networks revenue, up 7.5%.

EBITDA +13.9% YoY, best performance in three years

EBITDA rose by 13.9% year-on-year to 298 million dollars, marking our best performance in three years. The EBITDA margin stood at 44.6% of revenue, having climbed 2.5 percentage points over the past twelve months.

INCOME STATEMENT - Central America Millions of Dollars

	3Q24	3Q23	Var.%	Jan-Sep 24	Jan-Sep 23	Var.%

Total Revenue(1)	668	622	7.5%	1,926	1,842	4.6%

Total Service Revenue	593	545	8.9%	1,711	1,601	6.9%

Wireless Revenue	470	427	10.0%	1,335	1,262	5.8%

Service Revenue	401	360	11.4%	1,142	1,051	8.6%

Equipment Revenue	69	67	2.2%	193	211	-8.2%

Fixed Line Revenue(2)	195	191	2.3%	581	569	2.1%

EBITDA	298	262	13.9%	822	770	6.8%

% total revenue	44.6%	42.1%		42.7%	41.8%

EBIT	143	122	17.2%	376	360	4.2%

% total revenue	21.4%	19.6%		19.5%	19.6%

(1) Revenue reflects eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenues includes other revenue.

(2) Includes equipment revenue.

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Central America Operating Data

	3Q24	3Q23	Var.%

Wireless Subscribers (thousands)	16,969	16,947	0.1%

Postpaid	2,718	2,542	6.9%

Prepaid	14,251	14,405	-1.1%

ARPU (US$)	8	7	10.8%

Churn (%)	5.4%	5.8%	(0.4)

Revenue Generating Units (RGUs)(1)	5,120	4,834	5.9%

(1) Fixed Line, Broadband and Television.

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Glossary

The Caribbean

93k wireless net adds

We obtained 93 thousand net additions in the quarter, of which 16 thousand were postpaid. By the end of September, our wireless base, 7.8 million subscribers, was 4.1% higher than a year before. In the fixed-line segment we connected eight thousand landlines and three thousand broadband accesses but disconnected nine thousand PayTV units. The total figure for RGUs at the end of the quarter was 2.8 million.

EBITDA +8.3% YoY in The Dominican Republic

In Dominicana, service revenue increased 6.2% annually, with mobile revenue rising 7.3% and fixed-line revenue increasing 4.7%. The pace accelerated on both platforms driven by mobile postpaid and fixed-broadband revenue, that expanded 12.7% and 10.9%, respectively. EBITDA rose 8.3% year-on-year, with the margin reaching 52.2%.

Adjusted service revenue +2.0% in Puerto Rico

In Puerto Rico revenue declined 2.3% and service revenue fell 0.6% year-on-year. The contraction stems from the reduction in government subsidies that are booked under service revenue and had been declining every quarter, and also from extraordinary revenue in 2023 from the insurance collected after hurricane Fiona. Excluding such items, service revenue increased 2.0% and EBITDA 0.6%.

INCOME STATEMENT - The Caribbean Millions of Dollars

	3Q24	3Q23	Var.%	Jan-Sep 24	Jan-Sep 23	Var.%

Total Revenue(1)	480	484	-0.7%	1,447	1,584	-8.7%

Total Service Revenue	425	424	0.2%	1,275	1,286	-0.9%

Wireless Revenue	302	300	0.6%	913	919	-0.7%

Service Revenue	247	247	0.1%	745	760	-2.0%

Equipment Revenue	55	53	2.8%	168	159	5.4%

Fixed Line Revenue(2)	181	181	-0.3%	540	536	0.8%

Other Revenue	-2	2	-201.7%	-6	129	-104.8%

EBITDA	177	181	-2.5%	536	640	-16.3%

% total revenue	36.8%	37.4%		37.0%	40.4%

Adjusted EBITDA(3)	177	181	-2.5%	536	552	-3.0%

% total revenue	36.8%	37.4%		37.0%	38.0%

EBIT	81	80	1.7%	250	347	-28.0%

% total revenue	16.9%	16.5%		17.3%	21.9%

(1) Revenue reflects eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue includes other income.

(2) Includes equipment revenue.

(3) Adjusted for the sale of towers in The Dominican Republic in 2023 and for a change in the pension plan contribution in Puerto Rico in 2023.

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Glossary

The Caribbean Operating Data

	3Q24	3Q23	Var.%

Wireless Subscribers (thousands)	7,836	7,525	4.1%

Postpaid	2,290	2,227	2.8%

Prepaid	5,546	5,298	4.7%

ARPU (US$)	11	11	-3.8%

Churn (%)	3.1%	3.2%	-0.1

Revenue Generating Units (RGUs)(1)	2,829	2,768	2.2%

(1) Fixed Line, Broadband and Television.

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Glossary

Austria

We added 433 thousand mobile devices in the quarter of which 414 thousand were M2M devices. Including these, at the end of September we had 11.3 million wireless subscribers. On the fixed-line platform, we disconnected 28 thousand units, of which 20 thousand were landlines. We ended the period with 2.8 million fixed-line RGUs.

Corporate networks +4.3% YoY

Quarterly revenue came in at 700 million euro and was slightly below the prior year’s figure. However, service revenue showed a 0.8% increase driven by fixed-line service revenue, up 1.7%, which offset a minor decline in mobile revenue. On the mobile platform, prepaid service revenue fell by 5.3%, while postpaid remained steady on an annual basis. Fixed-line service revenue was strengthened by corporate networks, which represent just over 40% of the total and had their best quarter this year, with revenue rising 4.3%. PayTV and broadband revenue increased by 2.9% and 2.5%, respectively.

EBITDA margin at 39.5% of revenue

EBITDA for the quarter, 277 million euros, was down 3.3% year-over-year due to higher costs, primarily wages and salaries, as well as bad debt. The EBITDA margin for the period decreased by 1.1 percentage points compared to the prior year, to 39.5%.

INCOME STATEMENT - Austria Millions of Euros

	3Q24	3Q23	Var.%	Jan-Sep 24	Jan-Sep 23	Var.%

Total Revenue(1)	700	704	-0.6%	2,073	2,084	-0.5%

Total Service Revenue	627	622	0.8%	1,855	1,837	1.0%

Wireless Revenue	320	323	-0.8%	956	955	0.1%

Service Revenue	274	275	-0.3%	813	798	1.8%

Equipment Revenue	46	48	-3.7%	143	157	-8.7%

Fixed Line Revenue(2)	364	368	-1.1%	1,073	1,092	-1.7%

EBITDA	277	286	-3.3%	785	787	-0.3%

% total revenue	39.5%	40.6%		37.9%	37.8%

EBIT	111	148	-25.0%	302	375	-19.4%

% total revenue	15.8%	21.0%		14.6%	18.0%

For further detail please visit www.a1.group/en/investor-relations

(1) Total revenue includes other revenue.

(2) Includes equipment revenue.

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Glossary

Austria Operating Data

	3Q24	3Q23	Var.%

Wireless Subscribers (thousands)	5,121	5,142	-0.4%

Postpaid	4,059	4,075	-0.4%

Prepaid	1,062	1,067	-0.6%

A1 Digital Subscribers (thousands)	6,199	4,775	29.8%

ARPU (Euros)(1)	18	18	0.1%

Churn (%)(1)	1.3%	1.2%	0.1

Revenue Generating Units (RGUs)(2)	2,754	2,872	-4.1%

(1) Does not include A1 Digital subscribers.

(2) Fixed Line, Broadband and Television.

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Glossary

Other European

285k wireless net adds and 38k new RGUs

We gained 285 thousand wireless subscribers in Eastern Europe in the third quarter, bringing our regional subscriber base to 15.3 million. On the fixed-line platform, we registered additions of 38 thousand RGUs—23 thousand PayTV units and 18 thousand broadband accesses—ending September with 3.5 million RGUs, a 4.7% increase from the previous year.

Service revenue +5.5% YoY

Revenue for the quarter totaled 663 million euros, a 4.7% increase compared to the previous year. Service revenue was up 5.5%, with fixed-line revenue rising 6.9% and mobile revenue increasing 4.9%. Broadband and postpaid revenue were the main growth drivers, climbing 15.7% and 5.8% respectively, followed by PayTV at 3.5%. Revenue from corporate networks declined, as the comparison period included one-time revenue from special projects in Bulgaria.

EBITDA +11.9% YoY

Continued revenue growth on both platforms and efficiency measures allowed EBITDA to expand by 11.9% year-on-year, with the margin rising by 2.7 percentage points to 41.9%.

INCOME STATEMENT - Other European Millions of Euros

	3Q24	3Q23	Var.%	Jan-Sep 24	Jan-Sep 23	Var.%

Total Revenue(1)	663	633	4.7%	1,882	1,824	3.2%

Total Service Revenue	532	505	5.5%	1,509	1,422	6.1%

Wireless Revenue	488	468	4.2%	1,382	1,353	2.2%

Service Revenue	379	361	4.9%	1,067	1,026	3.9%

Equipment Revenue	109	107	1.7%	315	326	-3.4%

Fixed Line Revenue(2)	168	156	7.2%	477	437	9.0%

EBITDA	278	248	11.9%	744	696	6.9%

% total revenue	41.9%	39.2%		39.5%	38.2%

EBIT	152	141	7.5%	375	379	-1.1%

% total revenue	22.9%	22.3%		19.9%	20.8%

For further detail please visit www.a1.group/en/investor-relations

(1) Total revenue includes other revenue.

(2) Includes equipment revenue.

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Other European Operating Data

	3Q24	3Q23	Var.%

Wireless Subscribers (thousands)	15,347	15,215	0.9%

Postpaid	12,477	12,271	1.7%

Prepaid	2,870	2,944	-2.5%

ARPU (Euros)	8	8	4.3%

Churn (%)	1.6%	1.6%	0.0

Revenue Generating Units (RGUs)(1)	3,539	3,378	4.7%

(1) Fixed Line, Broadband and Television.

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Exchange Rates Local Currency Units per MxP

	3Q24	3Q23	Var.%	Jan-Sep 24	Jan-Sep 23	Var. %

Euro

End of Period	0.0567	0.0596	-4.9%	0.0567	0.0596	-4.9%

Average	0.0581	0.0638	-9.0%	0.0614	0.0608	1.0%

USD

End of Period	0.0509	0.0564	-9.7%	0.0509	0.0564	-9.7%

Average	0.0528	0.0587	-9.9%	0.0565	0.0561	0.6%

Brazilian Real

End of Period	0.2776	0.2825	-1.7%	0.2776	0.2825	-1.7%

Average	0.2930	0.2863	2.4%	0.2957	0.2811	5.2%

Argentinean Peso

End of Period	49.4422	19.7392	150.5%	49.4422	19.7392	150.5%

Average	49.8239	18.3370	171.7%	50.1190	13.7772	263.8%

Colombian Peso

End of Period	212.1458	230.4495	-7.9%	212.1458	230.4495	-7.9%

Average	216.5670	237.6501	-8.9%	224.7393	247.7523	-9.3%

Guatemalan Quetzal

End of Period	0.3935	0.4433	-11.2%	0.3935	0.4433	-11.2%

Average	0.4090	0.4611	-11.3%	0.4389	0.4396	-0.1%

Peruvian Sol

End of Period	0.1892	0.2142	-11.7%	0.1892	0.2142	-11.7%

Average	0.1987	0.2158	-8.0%	0.2121	0.2095	1.2%

Dominican Republic Peso

End of Period	3.0699	3.2123	-4.4%	3.0699	3.2123	-4.4%

Average	3.1582	3.3257	-5.0%	3.3482	3.1341	6.8%

Belarusian Ruble

End of Period	0.1400	0.1550	-9.7%	0.1400	0.1550	-9.7%

Average	0.1452	0.1612	-9.9%	0.1552	0.1542	0.6%

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Exchange Rates Local Currency Units per USD

	3Q24	3Q23	Var.%	Jan-Sep 24	Jan-Sep 23	Var.%

Euro

End of Period	1.1135	1.0573	5.3%	1.1135	1.0573	5.3%

Average	1.0994	1.0879	1.1%	1.0871	1.0831	0.4%

Mexican Peso

End of Period	19.6290	17.7287	10.7%	19.6290	17.7287	10.7%

Average	18.9243	17.0449	11.0%	17.7119	17.8232	-0.6%

Brazilian Real

End of Period	5.4481	5.0076	8.8%	5.4481	5.0076	8.8%

Average	5.5457	4.8801	13.6%	5.2377	5.0102	4.5%

Argentinean Peso

End of Period	970.5000	349.9500	177.3%	970.5000	349.9500	177.3%

Average	942.8826	312.5517	201.7%	887.7044	245.5540	261.5%

Colombian Peso

End of Period	4,164.2100	4,085.5700	1.9%	4,164.2100	4,085.5700	1.9%

Average	4,098.3766	4,050.7198	1.2%	3,980.5660	4,415.7488	-9.9%

Guatemalan Quetzal

End of Period	7.7235	7.8583	-1.7%	7.7235	7.8583	-1.7%

Average	7.7408	7.8590	-1.5%	7.7741	7.8344	-0.8%

Peruvian Sol

End of Period	3.7140	3.7970	-2.2%	3.7140	3.7970	-2.2%

Average	3.7599	3.6791	2.2%	3.7559	3.7343	0.6%

Dominican Republic Peso

End of Period	60.2600	56.9500	5.8%	60.2600	56.9500	5.8%

Average	59.7664	56.6860	5.4%	59.3037	55.8604	6.2%

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Glossary

Appendix A

Financial Debt of América Móvil(1) Millions

	Sep -24	Dec -23

Peso - denominated debt (MxP)	147,521	142,607

Bonds(2)	133,241	89,927

Banks and others	14,280	52,680

U.S. Dollar - denominated debt (USD)	8,907	8,496

Bonds	8,496	8,496

Banks and others	411	0

Euro - denominated Debt (EUR)	4,195	6,542

Bonds	2,782	5,472

Commercial Paper	1,083	510

Banks and others	330	560

Sterling - denominated Debt (GBP)	2,200	2,200

Bonds	2,200	2,200

Reais - denominated Debt (BRL)	9,500	8,250

Bonds	9,500	8,250

Banks and others	0	0

Debt denominated in other currencies (MxP)(3)	36,663	16,441

Bonds	5,921	5,098

Banks and others	30,742	11,343

Total Debt (MxP)	542,709	500,677

Cash, Marketable Securities and Short Term Financial Investments (MxP)(4)	106,528	115,268

Net Debt (MxP)	436,180	385,409

(1) This table does not include the effect of forwards and derivatives used to hedge our foreign exchange exposure. It includes financial debt of Telekom Austria.

(2) Includes the effect of inflation-linked debt.

(3) Includes Peruvian soles.

(4) Includes fixed income securities.

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Glossary

Glossary of Terms

ARPU	Average Revenue per User. The ratio of service revenue in a given period to the average number of wireless subscribers in the same period.

Capex	Capital Expenditure. Accrued capital expenditures related to the expansion of the telecommunications infrastructure.

Churn	Disconnection Rate. The ratio of wireless subscribers disconnected during a given period to the number of wireless subscribers at the beginning of that period.

EBIT	Earnings Before Interest and Taxes, also known as Operating Profit.

EBIT margin	The ratio of EBIT to total operating revenue.

EBITDA	Earnings Before Interest, Taxes, Depreciation, and Amortization.

EBITDAaL	Earnings Before Interest, Taxes, Depreciation, and Amortization. Adjusted after lease payments.

EBITDA margin	The ratio of EBITDA to total operating revenue.

EPS (Mexican pesos)	Earnings per share. Total earnings in Mexican pesos divided by total shares.

Earnings per ADR (US$)	Total earnings in U.S. dollars divided by total ADRs equivalent.

Gross additions	Total number of subscribers acquired during the period.

Licensed pops	Licensed population. Population covered by the licenses that each of the companies manage.

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Glossary

Glossary of Terms

Market share	A company’s subscribers base divided by the total number of subscribers in that country.

MBOU	Megabytes of Use per subscriber. The ratio of wireless data in a given period to the average number of wireless subscribers in that same period. It is presented on a monthly basis.

Net subscriber additions	The difference in the subscriber base from one period to another. It is the different between gross additions and disconnections

Net debt	Total short and long term debt minus cash and marketable securities.

Net debt/ EBITDA	The ratio of total short and long-term debt minus cash and securities to trailing 12-month income before interest, taxes, depreciation and amortization.

Prepaid	Subscriber that may recharge a mobile phone. The client does not hold a contract with the company.

Postpaid	Subscriber that has a contract for the use of voice and data, mobile WiFi routers and machine-to-machine devices.

SAC	Subscriber Acquisition Cost. The sum of handset subsidies, marketing expenses and commissions to distributors for handset activation. Handset subsidy is calculated as the difference between equipment cost and equipment revenue.

Wireless penetration	The ratio of total wireless subscribers in any given country divided by the total population in that country.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 17, 2024

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/s/ Carlos José García Moreno Elizondo
Name:	Carlos José García Moreno Elizondo
Title:	Chief Financial Officer